05059061

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One):

☐ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended

OR

☒ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from June 1, 2004 to December 31, 2004.

Commission file number: 1-1185

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

General Mills 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Mills, Inc.
Number One General Mills Boulevard
Minneapolis, Minnesota 55426
(Mail: P.O. Box 1113, Zip: 55440-1113)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee of the General Mills 401(k) Savings Plan has duly caused this Transitional Report to be signed by the undersigned thereunto duly authorized.

GENERAL MILLS 401(k) SAVINGS PLAN

By: Jeanne Denz
Jeanne Denz, Secretary
Plan Committee of the General Mills 401(k) Savings Plan

Date: June 23, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee of the General Mills 401(k) Savings Plan has duly caused this Transitional Report to be signed by the undersigned thereunto duly authorized.

GENERAL MILLS 401(k) SAVINGS PLAN

By: /s/ Jeanne Denz
Jeanne Denz, Secretary
Plan Committee of the General Mills 401(k) Savings Plan

Date: June 23, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One):

☐ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended

OR

☒ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from June 1, 2004 to December 31, 2004.

Commission file number: 1-1185

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

General Mills 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Mills, Inc.
Number One General Mills Boulevard
Minneapolis, Minnesota 55426
(Mail: P.O. Box 1113, Zip: 55440-1113)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee of the General Mills 401(k) Savings Plan has duly caused this Transitional Report to be signed by the undersigned thereunto duly authorized.

GENERAL MILLS 401(k) SAVINGS PLAN

By: Jeanne Denz
Jeanne Denz, Secretary
Plan Committee of the General Mills 401(k) Savings Plan

Date: June 23, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee of the General Mills 401(k) Savings Plan has duly caused this Transitional Report to be signed by the undersigned thereunto duly authorized.

GENERAL MILLS 401(k) SAVINGS PLAN

By: /s/ Jeanne Denz
Jeanne Denz, Secretary
Plan Committee of the General Mills 401(k) Savings Plan

Date: June 23, 2005

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of
General Mills, Inc.:

We consent to the incorporation by reference in the Registration Statement (No. 33-27628) on Form S-8 of General Mills, Inc. of our report dated June 17, 2005, with respect to the statements of net assets available for benefits of the General Mills 401(k) Savings Plan as of December 31, 2004 and May 31, 2004, the related statements of changes in net assets available for benefits for the period from June 1, 2004 through December 31, 2004 and the year ended May 31, 2004, and the related supplemental schedules as of and for the period ended December 31, 2004, which report appears in the December 31, 2004 annual report on Form 11-K of the General Mills 401(k) Savings Plan.

KPMG LLP

Minneapolis, Minnesota
June 24, 2005

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm

The Benefit Finance Committee of General Mills, Inc.
General Mills 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the General Mills 401(k) Savings Plan (the Plan) as of December 31, 2004 and May 31, 2004, and the related statements of changes in net assets available for benefits for the period from June 1, 2004 through December 31, 2004 and the year ended May 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and May 31, 2004, and the changes in net assets available for benefits for the period from June 1, 2004 through December 31, 2004 and for the plan year ended May 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and of reportable transactions as of and for the period ended December 31, 2004 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

June 17, 2005

GENERAL MILLS 401(k) SAVINGS PLAN

Statement of Net Assets Available for Benefits

December 31, 2004

	Allocated	Unallocated	Total
Assets:			
Participant-directed investments:			
Interest-bearing cash and short-term investments	$ 9,098,137	—	9,098,137
Master Trust Investment Accounts (MTIA)	1,398,154,411	—	1,398,154,411
All other investments:			
Common stock	106,363,834	—	106,363,834
Unallocated insurance contracts	12,120,362	—	12,120,362
Participant loan fund	24,346,959	—	24,346,959
Directed brokerage fund	45,924,253	—	45,924,253
Total participant-directed investments	1,596,007,956	—	1,596,007,956
Nonparticipant-directed investments:			
Interest-bearing cash and short-term investments	87,024	574,636	661,660
Investments, at fair value:			
Common stock	269,992,629	20,185,376	290,178,005
Total nonparticipant-directed investments	270,079,653	20,760,012	290,839,665
Total investments	1,866,087,609	20,760,012	1,886,847,621
Receivables:			
Employer contributions	—	1,262,035	1,262,035
Employee contributions	1,971,314	—	1,971,314
Interest and dividends	16,039	3,575	19,614
Miscellaneous	13,356	—	13,356
Total assets	1,868,088,318	22,025,622	1,890,113,940
Liabilities:			
Accounts payable expenses	891,669	—	891,669
Loans	—	7,176,000	7,176,000
Total liabilities	891,669	7,176,000	8,067,669
Net assets available for benefits	$ 1,867,196,649	14,849,622	1,882,046,271

See accompanying notes to financial statements.

GENERAL MILLS 401(k) SAVINGS PLAN

Statement of Net Assets Available for Benefits

May 31, 2004

	Allocated	Unallocated	Total
Assets:			
Participant-directed investments:			
Interest-bearing cash and short-term investments	$ 8,772,956	—	8,772,956
Master Trust Investment Accounts (MTIA)	1,295,680,575	—	1,295,680,575
All other investments:			
Common stock	100,688,503	—	100,688,503
Unallocated insurance contracts	12,531,156	—	12,531,156
Participant loan fund	22,682,807	—	22,682,807
Directed brokerage fund	43,976,967		43,976,967
Total participant-directed investments	1,484,332,964	—	1,484,332,964
Nonparticipant-directed investments:			
Interest-bearing cash and short-term investments	865,360	1,685,757	2,551,117
Investments, at fair value:			
Common stock	248,662,258	29,562,361	278,224,619
Total nonparticipant-directed investments	249,527,618	31,248,118	280,775,736
Total investments	1,733,860,582	31,248,118	1,765,108,700
Receivables:			
Employee contributions	2,229,578	—	2,229,578
Interest and dividends	9,576	651	10,227
Miscellaneous	35,607	—	35,607
Total assets	1,736,135,343	31,248,769	1,767,384,112
Liabilities:			
Accounts payable expenses	1,313,968	—	1,313,968
Loans	—	11,096,000	11,096,000
Total liabilities	1,313,968	11,096,000	12,409,968
Net assets available for benefits	$ 1,734,821,375	20,152,769	1,754,974,144

See accompanying notes to financial statements.

GENERAL MILLS 401(k) SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Period from June 1, 2004 through December 31, 2004

	Allocated	Unallocated	Total
Net assets available for benefits at beginning of period	$ 1,734,821,375	20,152,769	1,754,974,144
Investment income:			
Income from MTIA	98,052,122	—	98,052,122
Income from all other investments:			
Dividends and interest	5,737,621	340,990	6,078,611
Net realized/unrealized appreciation in fair market value of investments	31,669,459	1,397,362	33,066,821
Total net investment income	135,459,202	1,738,352	137,197,554
Contributions:			
Employees	47,582,593	—	47,582,593
Employer	—	8,048,448	8,048,448
Total contributions	47,582,593	8,048,448	55,631,041
Miscellaneous	(605,232)	596,555	(8,677)
Allocation of 315,399 shares of common stock of General Mills, Inc. at market	14,535,339	—	14,535,339
Total additions	196,971,902	10,383,355	207,355,257
Distributions and expenses:			
Interest expense	—	(586,029)	(586,029)
Administrative expenses	(1,039,028)	(565,134)	(1,604,162)
Distributions to participants/beneficiaries	(63,557,600)	—	(63,557,600)
Allocation of 315,399 shares of common stock of General Mills, Inc. at market	—	(14,535,339)	(14,535,339)
Total deductions	(64,596,628)	(15,686,502)	(80,283,130)
Net assets available for benefits at end of period	$ 1,867,196,649	14,849,622	1,882,046,271

See accompanying notes to financial statements.

GENERAL MILLS 401(k) SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended May 31, 2004

	Allocated	Unallocated	Total
Net assets available for participants at beginning of year	$ 1,568,832,297	41,090,904	1,609,923,201
Investment income (loss):			
Income from MTIA	162,234,244	—	162,234,244
Income from all other investments:			
Dividends and interest	10,558,373	890,786	11,449,159
Net realized/unrealized depreciation in fair market value of investments	(596,425)	(515,812)	(1,112,237)
Total net investment income	172,196,192	374,974	172,571,166
Contributions:			
Employees	76,567,916	—	76,567,916
Employer	—	16,046,114	16,046,114
Total contributions	76,567,916	16,046,114	92,614,030
Miscellaneous	(334,601)	326,551	(8,050)
Allocation of 764,655 shares of common stock of General Mills, Inc. at market	35,971,702	—	35,971,702
Total additions	284,401,209	16,747,639	301,148,848
Distributions and expenses:			
Interest expense	—	(1,148,944)	(1,148,944)
Administrative expenses	(2,921,759)	(565,128)	(3,486,887)
Distributions to participants/beneficiaries	(115,490,372)	—	(115,490,372)
Allocation of 764,655 shares of common stock of General Mills, Inc. at market	—	(35,971,702)	(35,971,702)
Total deductions	(118,412,131)	(37,685,774)	(156,097,905)
Net assets available for benefits at end of year	$ 1,734,821,375	20,152,769	1,754,974,144

See accompanying notes to financial statements.

(1) Description of the Plan

The following brief description of the General Mills 401(k) Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the plan document for more complete information.

The Plan is sponsored by General Mills, Inc. (the Company or General Mills) and administered by various committees. The Plan is a defined contribution employee pension benefit plan designed to offer employees of General Mills the opportunity to participate in a savings and investment program and to provide a source of additional income for retirement. The Plan allows for the withdrawal of certain vested funds during a participant's active career, subject to significant restrictions.

The Plan was amended and restated effective April 1, 2002. Under the Plan, nonhighly compensated employees of General Mills may elect to contribute up to 30% of his or her compensation and highly compensated individuals may elect to contribute up to 15% of his or her compensation (as defined by the Plan) on a before-tax basis to certain combinations of 16 investment funds, as described in note 5. Certain classifications of employees are also permitted to make contributions on an after-tax basis. The total of before-tax and after-tax contributions in no event can be more than 30% of compensation for nonhighly compensated employees and 15% of compensation for highly compensated employees. Additionally, the Plan was amended on September 1, 2002 to allow eligible participants to make catch-up contributions. Company matching contributions are made by allocations of shares of General Mills common stock, which are credited to each employee's account in the employee stock ownership plan (ESOP Fund). The percentage of compensation contributed to the Plan by employees which is eligible for Company matching and the level of Company matching contributions vary among employee classifications.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared under the accrual-basis method of accounting in accordance with U.S. generally accepted accounting principles.

(b) Reclassification

The May 31, 2004 financial statements were reclassified to conform to the December 31, 2004 presentation. The reclassification did not impact the ending balance of net assets available for benefits.

(c) Plan Year Change

On January 1, 2005, the Company amended the Plan and changed the Plan's year-end to December 31, 2004. Prior to this amendment, the Plan's year-end was May 31. Due to the change in plan year-end, the current period is from June 1, 2004 to December 31, 2004.

(d) *Use of Estimates*

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for participants and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(e) ***Risks and Uncertainties***

The Plan provides for investment in a variety of investment funds. Investments in general are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

(f) *Concentration of Market Risk*

At December 31, 2004 and May 31, 2004, approximately 21% and 22%, respectively, of the Plan's net assets were invested in the common stock of General Mills. The underlying value of General Mills is entirely dependent upon the performance of General Mills and the market's evaluation of such performance. It is at least reasonably possible that changes in the fair value of General Mills common stock in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

(g) ***Investments***

The investments of the Plan in the GMI Investment Trust (the Investment Trust) are valued at fair market value. Pooled funds consist of master trust investment accounts (MTIA) and funds pooled for the purpose of forming participant investment options. Fair market value of the Plan's investments in the pooled funds and in common stock of the Company is based on market values of the underlying securities, as discussed in notes 4 and 5. Short-term investments are stated at cost, which approximates fair market value. The Pooled Savings Fixed Fund and U.S. Treasury Fund consist of fixed income securities and investment contracts issued by banks or insurance companies, which are valued at cost plus accumulated interest (contract value), as this is the basis upon which amounts may be withdrawn from the contracts. Contract value approximates fair market value.

Security transactions are recognized on the trade date. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The cost of investment securities sold is determined on the weighted average basis.

The Plan accounts for certain changes in net assets as follows:

- Dividends and interest, net realized and unrealized appreciation (depreciation), and administrative expenses of the investment funds are recognized by the Plan only as they are reflected in the Plan's proportionate share of net increases (decreases) in the market value of the underlying pooled funds.

- Net realized appreciation (depreciation) is recognized by the Plan upon the sale of investment securities or portions thereof on the basis of average cost to each investment manager's portfolio.

(3) Forfeitures and Vesting

Participants who terminate their employment with the Company forfeit the nonvested portion of the Company's contributions to their accounts. However, if terminated participants are re-employed by the Company within 60 months of termination, such forfeited nonvested portion of the Company's contributions is restored to their Plan accounts if the participants repay the amount previously withdrawn from their Company contribution accounts, if any, within 60 months from the date of re-employment. Forfeitures to the Plan can be used to offset future Company contributions, reinstate previously forfeited amounts to reemployed participants, and cover administrative expenses incurred by the leveraged accounts. For the periods ending December 31, 2004 and May 31, 2004, $594,941 and $327,414, respectively, were forfeited by participants.

The Company's contributions vested in accordance with the following schedule:

Employee's eligibility service	Vested percentage
1 year but less than 2 years	20%
2 years but less than 3 years	40
3 years but less than 4 years	60
4 years but less than 5 years	80
5 years or more	100

If a participant retires, dies while an active employee, becomes totally and permanently disabled, or if a participant's employment with the Company is involuntarily terminated due to any reason other than illegal activities, gross misconduct, or violation of the Company's Code of Conduct, or if the Plan is terminated by the Company, the participant will become 100% vested regardless of the length of Company service.

(4) Investments

Participants, at their discretion, may direct their contributions to any of the 16 investment alternatives listed below.

US Equity Funds:
- Diversified US Equity
- Aggressive Equity
- Growth Equity
- Value Equity
- Small and Mid Cap Equity
- S&P 500 Enhanced Index
- Company Stock

International Equity Funds:
- Diversified International
- Int'l Developed Markets
- Int'l Emerging Markets

Fixed Income Funds:
- Fixed Income
- US Treasury

Balanced Funds:
- Moderate Balanced
- Aggressive Balanced
- Conservative Balanced

Self-directed brokerage:
- Fidelity BrokerageLink

The Company's contributions to the Plan are invested in the ESOP Fund.

The following table presents the fair value of investments in the pooled funds and common stock that represent 5% or more of the Plan's net assets:

	December 31, 2004	May 31, 2004
General Mills, Inc common stock – participant directed	$ 106,363,834	100,688,503
General Mills, Inc common stock – nonparticipant directed	290,178,006	278,224,619

Net appreciation (depreciation) in the fair value of the Plan's investment not held in MTIAs, including gains and losses on investments bought and sold, as well as held during the period from June 1, 2004 through December 31, 2004, and the plan year ended May 31, 2004 are as follows:

	December 31, 2004	May 31, 2004
General Mills, Inc. common stock	$ 33,066,821	(1,112,237)
Net appreciation (depreciation) in fair value of investments (not including MTIA)	$ 33,066,821	(1,112,237)

The fair values of the ESOP Fund, which is the Plan's only nonparticipant-directed investment option, are $283,574,762 and $269,600,638 as of December 31, 2004 and May 31, 2004, respectively. Significant components of the changes in net assets relating to the ESOP Fund for the period from June 1, 2004 through December 31, 2004 and the plan year ended May 31, 2004 are as follows:

	December 31, 2004	May 31, 2004
Changes in nonparticipant-directed funds:		
Net appreciation (depreciation)	$ 21,662,170	(5,313,407)
Dividends and interest	5,101,069	9,869,833
Total net investment income	26,763,239	4,556,426
Contributions	8,048,448	16,046,115
Distributions to participants	(6,752,214)	(10,865,849)
Interest expense	(586,029)	(1,148,944)
Forfeitures	26,555	35,039
Administrative expenses	(783,707)	(833,947)
Transfers to participant-directed investments	(10,207,806)	(35,541,410)
Net change in nonparticipant-directed funds	$ 16,508,486	(27,752,570)

(5) Master Trust Investment Accounts (MTIA)

The pension and savings plans of the Company are invested in the Investment Trust. Boston Safe Deposit and Trust Company (Mellon Trust) is the trustee and custodian of the Investment Trust. Investment managers each manage a portion of the MTIA in the Investment Trust and make investment decisions for the assets of such fund for which they are responsible within specific guidelines established by the General Mills Benefit Finance Committee.

Transactions and assets of each of the MTIA are accounted for utilizing the following accounting policies:

- Fund investments are valued as follows:
  - Fixed-income securities and common and preferred stocks traded on national exchanges are valued by the trustee at closing prices on the valuation date.
  - Unlisted investments are valued at prices quoted by various national markets and publications and/or independent financial analysts.
  - Short-term investments are stated at cost, which approximates fair market value.
  - Investment contracts are valued at contract value, which represents net deposits made with banks or insurance companies under the contracts, plus interest at the contract rates. Contract value approximates fair market value.
  - Positions in the stock index and bond futures contracts are marked-to-market daily and reflect gains and losses on a daily basis.
  - Option contracts are valued monthly and unrealized appreciation or depreciation is recorded.
- Dividends, interest income, and administrative expenses are recorded on the accrual basis.
- Purchases and sales of securities are recorded on a trade-date basis.
- Deposits to and withdrawals from each fund by participating plans are made at fair value determined as of the end of the business day of the transaction.

(Continued)

The Plan's interest in all of the investment funds of the MTIA in the Investment Trust as of December 31, 2004 and May 31, 2004 are as follows:

Investment funds in MTIA	Fair value of MTIA investment funds at December 31, 2004	Plan participation	Fair value of MTIA investment funds at May 31, 2004	Plan participation
Pooled Equity Fund	$ 1,457,138,689	21.2%	$ 1,327,940,535	21.4%
Pooled International Fund	680,976,568	11.8	572,547,409	11.2
Pooled Savings Fixed Fund	545,268,555	98.4	531,993,129	98.5
Alliance Equity	263,094,919	22.0	246,544,637	23.1
Reich & Tang	214,639,707	8.3	193,226,761	7.6
Numeric Investors	154,914,583	4.9	133,187,080	5.0
Mellon Capital	94,525,425	22.3	86,309,807	22.8
Pooled International Developed Markets	520,969,446	4.6	439,051,550	4.3
Pooled International Emerging Markets	211,608,875	13.4	169,606,764	11.3
RCM Mid & Small Cap	58,176,725	19.5	49,792,136	20.0
RCM Large Cap	213,651,962	20.3	211,270,668	20.2
Southeastern Asset Management	76,298,816	33.9	65,335,453	34.2
Sanford Bernstein	125,374,717	30.5	112,331,722	28.3
General Mills Internal Equity	172,783,783	30.5	157,903,401	31.3
Arbor Capital	69,369,799	27.1	69,590,830	25.7
SIT	69,546,981	27.1	62,568,396	26.4
Boston Partners	156,208,811	23.8	135,022,433	23.7
Southeastern Small Cap	71,820,499	53.2	63,851,738	52.8
Numeric Small Cap	33,523,843	—	24,734,373	—
WAMCO	95,423,579	33.9	86,498,624	34.1

(Continued)

Disclosures on all investments funds of the MTIA in the Investment Trust and the net investment gain (loss) for the investment funds of the MTIA in the Investment Trust for the period from June 1, 2004 to December 31, 2004 and the plan year ended May 31, 2004 are as follows:

Fair value as of December 31, 2004

	Pooled Equity Fund	Pooled International Fund	Pooled Savings Fixed Fund	Alliance Equity	Reich & Tang	Numeric Investors	Mellon Capital	Pooled International Developed Markets	Pooled International Emerging Markets	RCM Mid & Small Cap
Short-term investments	$ 1,461,683	1,053,377	17,553,087	4,068,189	4,605,832	152,434,218	—	975,422	1,196,665	398,831
Interest-bearing cash	12,036,047	59,597,161	—	—	—	—	—	64,987,027	—	—
U.S. government securities	34,570,085	—	—	—	—	—	—	—	—	—
Corporate debt	126,761,274	—	—	—	980	—	—	—	—	—
Corporate stock – preferred	2,380,580	496,643	—	—	—	—	—	511,317	—	—
Corporate stock – common	1,164,022,063	54,630,731	—	259,026,230	210,032,895	149,389,088	—	57,866,443	—	57,777,894
Common/collective trust	73,437,586	334,440,299	32,612,201	—	—	—	94,525,425	290,768,342	65,439,992	—
Registered investment companies	33,634,095	119,194,322	—	—	—	—	—	123,879,557	—	—
Investment contracts	—	—	495,103,267	—	—	—	—	—	—	—
Limited partnership	—	97,080,272	—	—	—	—	—	33,872,317	72,170,728	—
Other investments	10,747,729	64,148,064	—	—	—	—	—	—	72,801,490	—
Written options	(1,912,453)	—	—	—	—	—	—	—	—	—
Foreign currency contracts	—	4,966,430	—	—	—	—	—	6,136,433	—	—
Short sales	—	(54,630,731)	—	—	—	(146,908,723)	—	(58,027,412)	—	—
Fair value as of December 31, 2004	$ 1,457,138,689	680,976,568	545,268,555	263,094,419	214,639,707	154,914,583	94,525,425	520,969,446	211,608,875	58,176,725

Net investment gain (loss) for the period from June 1, 2004 to December 31, 2004

	Pooled Equity Fund	Pooled International Fund	Pooled Savings Fixed Fund	Alliance Equity	Reich & Tang	Numeric Investors	Mellon Capital	Pooled International Developed Markets	Pooled International Emerging Markets	RCM Mid & Small Cap
Net appreciation (depreciation) in fair value of investments:										
Interest-bearing cash	$ —	5,462,541	—	—	—	—	—	5,879,380	—	—
U.S. government securities	500,450	—	—	—	—	—	—	—	—	—
Corporate debt	54,656	—	—	—	—	—	—	—	—	—
Corporate stock – preferred	(122,644)	105,687	—	—	—	—	—	113,752	—	—
Corporate stock – common	117,453,525	690,368	—	16,718,463	19,077,247	21,353,470	—	743,049	—	3,677,804
Common/collective trust	11,578,941	68,237,192	701,231	—	—	—	8,215,618	61,495,279	11,949,000	—
Registered investment companies	2,017,559	7,346,371	—	—	—	—	—	7,906,962	—	—
Investment contracts	—	—	7,082	—	—	—	—	—	—	—
Limited partnership	(2,675)	16,875,024	—	—	—	—	—	3,938,376	14,224,359	—
Other investments	215,534	16,669,500	—	—	—	—	—	2,868,775	15,072,752	—
Written options	3,406,794	—	—	—	—	—	—	—	—	—
Foreign currency contracts	—	—	—	—	—	—	—	—	—	—
Short sales	—	(5,913,168)	—	—	—	(18,027,774)	—	(6,364,394)	—	—
Futures	(10,980,423)	(1,560,182)	—	—	—	12,265,890	—	(1,679,237)	—	—
Interest	18,627	11,412	15,045,672	26,035	52,148	1,098,481	—	5,531	6,866	9,349
Dividends	—	—	—	1,053,362	3,048,813	—	—	—	—	148,825
Net investment gain (loss) for the period from June 1, 2004 to December 31, 2004	$ 124,140,344	107,924,745	15,753,985	17,797,860	22,178,208	16,690,067	8,215,618	74,907,473	41,252,977	3,835,978

(Continued)

Fair value as of December 31, 2004

	RCM Large Cap	Southeastern Asset Management	Sanford Bernstein	General Mills Internal Equity	Arbor Capital	SIT	Boston Partners	Southeastern Small Cap	Numeric Small Cap	WAMCO
Short-term investments	$ 4,083,832	9,172,737	4,759,138	22,850,942	3,100,087	3,563,160	5,576,887	—	33,237,234	10,053,690
Interest-bearing cash	—	—	—	15,679,630	—	—	1,889	—	—	129,597
U.S. government securities	—	—	—	31,993,728	—	—	—	—	—	12,544,717
Corporate debt	—	—	—	91,224,491	—	—	2,118,108	—	—	70,329,727
Corporate stock – preferred	—	—	—	—	—	—	2,261,317	—	—	185,000
Corporate stock – common	209,568,130	67,126,079	120,615,579	149,386	66,269,712	65,983,821	147,598,895	—	31,101,037	—
Common/collective trust	—	—	—	—	—	—	—	—	—	—
Registered investment companies	—	—	—	—	—	—	—	71,820,499	—	—
Investment contracts	—	—	—	—	—	—	—	—	—	—
Limited partnership	—	—	—	—	—	—	—	—	—	—
Other investments	—	—	—	11,848,106	—	—	—	—	—	2,180,848
Written options	—	—	—	(962,500)	—	—	(1,348,285)	—	—	—
Foreign currency contracts	—	—	—	—	—	—	—	—	—	—
Short sales	—	—	—	—	—	—	—	—	(30,814,428)	—
Fair value as of December 31, 2004	$ 213,651,962	76,298,816	125,374,717	172,783,783	69,369,799	69,546,981	156,208,811	71,820,499	33,523,843	95,423,579

Net investment gain (loss) for the period from June 1, 2004 to December 31, 2004

	RCM Large Cap	Southeastern Asset Management	Sanford Bernstein	General Mills Internal Equity	Arbor Capital	SIT	Boston Partners	Southeastern Small Cap	Numeric Small Cap	WAMCO
Net appreciation (depreciation) in fair value of investments:										
Interest-bearing cash	$ —	—	—	—	—	—	—	—	—	—
U.S. government securities	—	—	—	205,402	—	—	—	—	—	(107,758)
Corporate debt	—	—	—	(400,307)	—	—	441,007	—	—	(369,193)
Corporate stock – preferred	—	—	—	—	—	—	171,378	—	—	—
Corporate stock – common	9,205,208	5,761,001	11,906,329	(145,422)	2,134,242	6,251,418	19,737,570	—	—	—
Common/collective trust	—	—	—	—	—	—	—	—	8,410,287	—
Registered investment companies	—	—	—	—	—	—	—	6,960,531	—	—
Investment contracts	—	—	—	—	—	—	—	—	—	—
Limited partnership	—	—	—	—	—	—	—	—	—	—
Other investments	—	—	—	41,560	—	—	—	—	—	116,199
Written options	—	—	—	—	—	—	(376,320)	—	—	—
Foreign currency contracts	—	—	—	1,049,400	—	—	—	—	—	—
Short sales	—	—	—	—	—	—	—	—	(5,055,202)	—
Futures	—	—	—	11,122,605	—	—	—	—	—	7,079,403
Interest	68,931	65,936	20,981	3,039,353	29,428	22,895	73,592	—	187,805	1,976,964
Dividends	1,684,284	377,179	1,493,144	249,035	22,964	142,226	1,720,939	1,008,229	—	—
Net investment gain (loss) for the period from June 1, 2004 to December 31, 2004	$ 10,958,423	6,204,116	13,420,454	15,161,626	2,186,634	6,416,539	21,768,166	7,968,760	3,542,890	8,695,615

(Continued)

Fair value as of May 31, 2004

	Pooled Equity Fund	Pooled International Fund	Pooled Savings Fixed Fund	Alliance Equity	Reich & Tang	Numeric Investors	Mellon Capital	Pooled International Developed Markets	Pooled International Emerging Markets	RCM Mid & Small Cap
Short-term investments	$ 60,495,819	2,627,998	2,335,684	1,924,092	1,257,669	132,247,093	—	445,452	440,664	1,716,785
Interest-bearing cash	7,932,690	51,472,914	—	—	—	—	—	28,666,392	—	—
U.S. government securities	31,308,717	—	—	—	—	—	—	—	—	—
Corporate debt	90,081,051	—	—	—	—	—	—	—	—	—
Corporate stock – preferred	2,187,361	405,908	—	—	—	—	—	220,528	—	—
Corporate stock – common	1,028,020,590	47,173,860	—	244,620,545	191,969,092	128,196,030	—	25,310,234	—	48,075,351
Common/collective trust	66,636,503	285,336,142	31,976,036	—	—	—	86,309,807	249,852,734	53,490,993	—
Registered investment companies	30,111,261	100,418,320	—	—	—	—	—	105,546,994	—	—
Investment contracts	—		497,681,409	—	—	—	—	—	—	—
Limited partnership	—	81,228,115	—	—	—	—	—	31,321,211	57,946,369	—
Other investments	8,496,971	51,218,668	—	—	—	—	—	—	57,728,738	—
Written options	2,669,572	—	—	—	—	—	—	—	—	—
Foreign currency contracts	—	—	—	—	—	—	—	—	—	—
Short sales	—	(47,334,516)	—	—	—	(127,256,043)	—	(2,311,995)	—	—
Fair value as of May 31, 2004	$ 1,327,940,535	572,547,409	531,993,129	246,544,637	193,226,761	133,187,080	86,309,807	439,051,550	169,606,764	49,792,136

Net investment gain (loss) for the year ended May 31, 2004

	Pooled Equity Fund	Pooled International Fund	Pooled Savings Fixed Fund	Alliance Equity	Reich & Tang	Numeric Investors	Mellon Capital	Pooled International Developed Markets	Pooled International Emerging Markets	RCM Mid & Small Cap
Net appreciation (depreciation) in fair value of investments:										
Interest-bearing cash	$ —	(2,329,150)	—	—	—	—	—	(2,422,991)	—	—
U.S. government securities	(506,435)	—	—	—	—	—	—	—	—	—
Corporate debt	(3,484,847)	—	—	—	—	—	—	—	—	—
Corporate stock – preferred	229,305,285	73,496	—	—	—	—	—	76,458	—	—
Corporate stock – common	1,076,740	(172,135)	—	31,764,723	67,944,664	20,679,977	16,557,295	(179,070)	—	11,923,865
Common/collective trust	16,893,320	85,238,798	1,199,014	—	—	—	—	72,647,855	20,097,094	—
Registered investment companies	20,602,616	31,552,755	—	—	—	—	—	32,824,178	—	—
Investment contracts	—	—	6,678	—	—	—	—	—	—	—
Limited partnership	—	33,294,285	—	—	—	—	—	14,538,789	16,025,653	—
Other investments	231,399	18,286,831	—	—	—	—	—	—	19,023,701	—
Written options	(727,649)	—	—	—	—	—	—	—	—	—
Foreign currency contracts	—	—	—	—	—	—	—	—	—	—
Short sales	—	126,833	—	—	—	—	—	(93,526)	—	—
Futures	816,250	2,144,643	—	—	—	—	—	2,231,062	—	—
Interest	7,352	2,109	24,447,736	25,044	58,369	916,548	—	8,576	8,226	14,760
Dividends	196,507	—	—	1,720,313	1,339,446	108,248	—	—	—	218,039
Net investment gain (loss) for the plan year ended May 31, 2004	$ 264,410,538	168,218,465	25,653,428	33,510,080	69,342,479	21,704,773	16,557,295	119,631,331	55,154,674	12,156,664

(Continued)

GENERAL MILLS 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and May 31, 2004

Fair value as of May 31, 2004

	RCM Large Cap	Southeastern Asset Management	Sanford Bernstein	General Mills Internal Equity	Arbor Capital	SIT	Boston Partners	Southeastern Small Cap	Numeric Small Cap	WAMCO
Short-term investments	$ 6,435,193	6,357,355	2,524,859	36,806,573	3,286,044	715,936	3,610,989	—	—	6,598,875
Interest-bearing cash	—	—	—	11,528,660	—	—	—	—	—	—
U.S. government securities	—	—	—	30,805,076	—	—	—	—	—	15,596,081
Corporate debt	—	—	—	66,847,995	—	—	1,677,100	—	—	63,728,279
Corporate stock – preferred	2,220,712	—	—	—	—	—	2,831,047	—	—	—
Corporate stock – common	202,614,763	58,978,098	109,806,863	108,557	66,304,786	61,852,460	127,640,072	—	24,734,373	—
Common/collective trust	—	—	—	—	—	—	—	—	—	—
Registered investment companies	—	—	—	—	—	—	—	63,851,738	—	—
Investment contracts	—	—	—	—	—	—	—	—	—	—
Limited partnership	—	—	—	—	—	—	—	—	—	—
Other investments	—	—	—	11,806,546	—	—	—	—	—	575,389
Written options	—	—	—	—	—	—	(736,775)	—	—	—
Foreign currency contracts	—	—	—	—	—	—	—	—	—	—
Short sales	—	—	—	—	—	—	—	—	—	—
Fair value as of May 31, 2004	$ 211,270,668	65,335,453	112,331,722	157,903,407	69,590,830	62,568,396	135,022,433	63,851,738	24,734,373	86,498,624

Net investment gain (loss) for the year ended May 31, 2004

	RCM Large Cap	Southeastern Asset Management	Sanford Bernstein	General Mills Internal Equity	Arbor Capital	SIT	Boston Partners	Southeastern Small Cap	Numeric Small Cap	WAMCO
Net appreciation (depreciation) in fair value of investments:										
Interest-bearing cash	$ —	—	—	—	—	—	—	—	—	—
U.S. government securities	—	—	—	(503,041)	—	—	—	—	—	(112,622)
Corporate debt	—	—	—	(2,029,074)	—	—	673,518	—	—	(581,031)
Corporate stock – preferred	252,856	—	—	—	—	—	101,255	—	—	—
Corporate stock – common	22,133,383	23,527,411	12,495,796	108,556	15,558,029	15,135,207	23,699,780	—	6,189,627	—
Common/collective trust	—	—	—	—	—	—	—	—	—	—
Registered investment companies	—	—	—	—	—	—	—	15,299,947	—	—
Investment contracts	—	—	—	—	—	—	—	—	—	—
Limited partnership	—	—	—	—	—	—	—	—	—	—
Other investments	—	—	—	154,265	—	—	—	—	—	23,234
Written options	—	—	—	—	—	—	650,584	—	—	—
Foreign currency contracts	—	—	—	—	—	—	—	—	—	—
Short sales	—	—	—	—	—	—	—	—	—	—
Futures	—	—	—	26,499,721	—	—	—	—	—	4,578,271
Interest	21,799	76,696	29,344	6,745,919	24,595	21,930	127,386	—	113,757	1,306,824
Dividends	2,110,439	922,468	2,062,460	408,727	30,670	260,258	2,140,779	930,698	(16,322)	—
Net investment gain (loss) for the plan year ended May 31, 2004	$ 24,518,477	24,526,575	14,587,600	31,385,073	15,613,294	15,417,395	27,393,302	16,230,645	6,287,062	5,214,676

(Continued)

(a) Futures Transactions and Foreign Exchange Contracts

In order to gain exposure to or protect itself from changes in the market, the Investment Trust may buy and sell stock index futures contracts. Risks of entering into futures contracts, in general, include the possibility there may be an illiquid market and that a change in the value of the contract may not correlate with changes in the value of the underlying securities. Upon entering into a futures contract, the Investment Trust is required to deposit as collateral either cash or securities in an amount (initial margin) equal to a certain percentage of the contract value. Subsequent payments (variation margin) are made or received by the Investment Trust each day. The variation margin payments are equal to the daily changes in the contract value and are recorded as gains and losses.

Certain assets managed by General Mills' internal management have a variation margin payable at December 31, 2004 and May 31, 2004 totaling $(163,087) and $(276,350), respectively. Investments managed by General Mills' internal management, that are held by brokers as collateral on contracts, totaled $15,756,630 and $11,528,660 at December 31, 2004 and May 31, 2004, respectively. The assets are fair market valued on a daily basis and gains and losses are recorded daily.

Certain assets managed by Numeric Investors have a variation margin receivable (payable) at December 31, 2004 and May 31, 2004 totaling $188,020 and $(873,788), respectively. Investments managed by Numeric Investors that are held by brokers as collateral on contracts totaled $13,173,431 and $13,427,990 at December 31, 2004 and May 31, 2004, respectively. The assets are fair market valued on a daily basis and gains and losses are recorded daily.

Certain assets managed by Western Asset Management Company have a variation margin payable at December 31, 2004 and May 31, 2004 totaling $(78,256) and $(173,534), respectively. Investments managed by Western Asset Management Company that are held by brokers as collateral on contracts totaled $10,183,287 and $5,624,025 at December 31, 2004 and May 31, 2004, respectively. The assets are fair market valued on a daily basis and gains and losses are recorded daily.

The Bank of New York Fund consists of numerous foreign exchange contracts. The net valuation, in U.S. dollars, of the contracts totaled $439,108 and $(2,689,181) on December 31, 2004 and May 31, 2004, respectively. The position of the contracts is valued daily and gains and losses are recorded daily.

(b) Options Transactions

In order to produce incremental earnings, protect gains, and facilitate buying and selling of securities for investment purposes, the Trust may buy and sell put and call options, write covered call options on portfolio securities, and write cash-secured puts. The risk in writing a call option is that the fund gives up the opportunity for profit if the market price of the security increases. In writing a put option, the fund may incur a loss if the market price of the security decreases and the option is exercised. In buying an option, the fund pays a premium whether or not the option is exercised. The Investment Trust also has the additional risk of not being able to enter into a closing transaction if a liquid secondary market does not exist. The Trust also may write over-the-counter options where the completion of the obligations is dependent upon the credit standing of the other party.

Boston Partners Fund had 4,941 and 4,109 option contracts outstanding with market values of $(1,348,285) and $(736,775) and proceeds of $936,806 and $847,953 on December 31, 2004 and May 31, 2004, respectively.

General Mills' Internal Management had 550 option contracts outstanding with a market value of $(962,500) and proceeds of $2,011,900 on December 31, 2004.

(6) Company Stock Fund

The Company Stock Fund consists of common stock of General Mills and cash for dividends and fractional shares. At December 31, 2004 and May 31, 2004, the market value of the shares held was $106,363,834 and $100,688,503, respectively, and the number of shares held was 2,139,686 and 2,186,504, respectively. At December 31, 2004 and May 31, 2004, the value of the cash held was $29,147 and $919,895, respectively. Participants should refer to the consolidated financial statements of General Mills and subsidiaries included in the Company's Annual Report to Stockholders, which is distributed to all participants in the Plan.

(7) ESOP Fund

The ESOP Fund consists of common stock of General Mills and cash for dividends and fractional shares. All amounts credited to participants' ESOP accounts will be invested in the ESOP Fund and may not be transferred from the ESOP Fund to any of the Plan's other investment funds except as permitted by applicable IRS regulations and the Plan document. Likewise, no amounts may be transferred from any of the other investment funds into the ESOP Fund.

The ESOP Fund is presented in the following table:

	December 31, 2004		May 31, 2004	
	Allocated	**Unallocated**	**Allocated**	**Unallocated**
General Mills common shares:				
Number of shares	5,431,354	406,062	5,399,832	641,962
Cost	$ 100,365,407	4,986,409	96,484,405	7,872,376
Market	269,992,629	20,185,377	248,662,258	29,562,361

In June 1989, the Plan borrowed $92.4 million in a private loan transaction and purchased shares of the Company's common stock. The 8.24% loan provides for quarterly payments through June 30, 2007 and is guaranteed by the Company. The remaining loan will be repaid using future Company contributions and dividends paid on Company stock owned by the Investment Trust.

The amount of debt that becomes due in the next three years is as follows:

Year ending December 31:		
2005	$	3,162,000
2006		2,213,000
2007		1,801,000
	$	7,176,000

(8) Tax Status

The Plan obtained its latest determination letter on March 28, 2003 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the Code). The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

(9) Parties-in-Interest

Mellon Trust is a party-in-interest under the Pension Reform Act with respect to the Plan. Investments by Mellon Trust are exempt from being considered as prohibited transactions under the Employee Retirement Income Security Act of 1974 (ERISA) Section 408(b).

The Company is a party-in-interest with respect to the Plan. The Company is the administrator of the Plan and the ESOP Fund. The Plan invests in common stock of the Company. In addition, the Plan reimburses the Company for services provided, such as wages and travel expenses, associated with the Plan. The cost of services provided for the period from June 1, 2004 to December 31, 2004 and for the plan year ended May 31, 2004 were $301,614 and $418,044, respectively. The Company believes these activities are exempt when considering prohibited transactions under ERISA Section 408(b).

Schedule 1

GENERAL MILLS 401(k) SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

Issuer	Face amount or number of units	Cost	Current value
Common stock:			
General Mills, Inc.*:			
Participant-directed	2,139,687	$ 68,094,940	106,363,834
Nonparticipant-directed	5,837,416	105,351,816	290,178,005
Unallocated insurance contracts:			
Monumental Life Insurance	12,120,362	12,120,362	12,120,362
Short-term investment fund:			
TBC, Inc. Pooled Employee Funds Daily Liquidity Fund*	9,759,797	9,759,797	9,759,797
Participant loan fund* (interest rates ranging from 4.50% to 10.5%)	24,346,959	24,346,959	24,346,959
Directed Brokerage Fund	—	**	45,924,253

* Party-in-interest.

** Participant-directed investment.

See accompanying report of independent registered public accounting firm.

Schedule II

GENERAL MILLS 401(k) SAVINGS PLAN

Schedule H, Line 4j – Schedule of Reportable Transactions

Period ended December 31, 2004

5% series of transactions by security issue (iii):

Issuer/description		Purchase price	Selling price	Cost of asset	Current value	Net gain (loss)
Short-term investment fund:						
TBC, Inc. Pooled Employee Funds – Daily Liquidity Fund	$	86,035,942	87,599,572	87,599,572	87,599,872	—

See accompanying report of independent registered public accounting firm.